PAGE 1 OF 11 PAGES

                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                       (AMENDMENT NO. 35)

                  INDEPENDENCE HOLDING COMPANY

                        (Name of Issuer)

            Common Stock, par value $1.00 per share
                    (Title of Class of Securities)

                          85-2625-10-2
                         (Cusip Number)

                         Steven B. Lapin
                     96 Cummings Point Road
              Stamford, CT 06902  (203)  358-8000

         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         April 5, 2001

    (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Section  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),  check  the following box [  ].

Note:   Schedules filed in paper format shall include  a  signed
original  and  five  copies  of  the  schedule,  including   all
exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 85-2625-10-2

                                             PAGE 2 OF 11 PAGES

1.   NAMES OF REPORTING PERSON
       I.R.S.  IDENTIFICATION  NOS. OF ABOVE  PERSONS  (Entities
       Only)

          Geneve Holdings, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a) [X ]
                                        (b) [  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

NUMBER              7.   SOLE VOTING POWER
OF SHARES                       0       SHARES
BENEFICIALLY              ---------
OWNED BY EACH       8.   SHARED VOTING POWER
REPORTING                 4,502,195     SHARES
PERSON WITH               ---------
                    9.   SOLE DISPOSITIVE POWER
                               0        SHARES
                          ---------
                   10.  SHARED DISPOSITIVE POWER
                          4,502,195     SHARES
                          ---------
11.   AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING
      PERSON
          4,502,195 (a portion of which shares are also reported as beneficially owned by SIC Securities Corp. and SMH
          Associates Corp.)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                  [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     57%

14.  TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS

                                             PAGE 3 OF 11 PAGES

1.   NAMES OF REPORTING PERSON
       I.R.S.  IDENTIFICATION  NOS. OF ABOVE  PERSONS  (Entities
       Only)

          SIC Securities Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a) [X ]
                                        (b) [  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

NUMBER              7.   SOLE VOTING POWER
OF SHARES                       0    SHARES
BENEFICIALLY              ---------
OWNED BY EACH       8.   SHARED VOTING POWER
REPORTING
PERSON WITH               2,385,760  SHARES
                          ---------
                    9.   SOLE DISPOSITIVE POWER
                                0    SHARES
                          ---------
                   10.   SHARED  DISPOSITIVE POWER

                          2,385,760  SHARES
                          ---------
11.   AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING
      PERSON
      2,385,760

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                  [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     30%

14.  TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS

                                             PAGE 4 OF 11 PAGES

1.   NAMES OF REPORTING PERSON
       I.R.S.  IDENTIFICATION  NOS. OF ABOVE  PERSONS  (Entities
       Only)

          SMH Associates Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a) [X ]
                                        (b) [  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

NUMBER              7.   SOLE VOTING POWER
OF SHARES                       0       SHARES
BENEFICIALLY               ---------
OWNED BY EACH       8.   SHARED VOTING POWER
REPORTING                  2,116,435    SHARES
PERSON WITH                ---------
                    9.   SOLE DISPOSITIVE POWER
                                0       SHARES
                           ---------
                   10.   SHARED DISPOSITIVE POWER
                           2,116,435    SHARES
                           ---------
11.  AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING
     PERSON
     2,116,435

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                  [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27%

14.  TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS

                                                PAGE 5 OF 11 PAGES


               AMENDMENT NO. 35 TO SCHEDULE 13D -

                  INDEPENDENCE HOLDING COMPANY
                  ----------------------------

      The undersigned hereby supplement and amend the Schedule 13D dated February 8, 1980, as amended (the "Statement"), filed in connection with the Common Stock, par value $1.00 per share ("Common Stock"), of Independence Holding Company ("IHC"), a Delaware corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 2.   Identity and Background.
          ------------------------
      Item 2 of the Statement is hereby amended in its entirety to read as follows:

     "This Statement is being filed by a group consisting of the following entities: Geneve Holdings, Inc., a Delaware corporation ("GHI"), with principal offices at 96 Cummings Point Road, Stamford, Connecticut 06902; SMH Associates Corp., a Delaware corporation ("SMHAC") with principal offices at 96 Cummings Point Road, Stamford, Connecticut 06902; and SIC Securities Corp., a Delaware corporation ("SIC"), with principal offices at 96 Cummings Point Road, Stamford, Connecticut 06902 (collectively, the "Purchasers").

       SIC and SMHAC are corporations engaged in holding investments. SIC and SMHAC are indirect subsidiaries of GHI. GHI is a financial services holding company. By virtue of his direct or indirect holdings of capital stock of GHI, Mr. Edward Netter may be deemed to be a controlling person thereof and therefore a controlling person of the other Purchasers.

      The (i) name, (ii) residence or business address, (iii) present principal occupation or employment, and (iv) name, principal business and address of any corporation or other organization in which such employment is conducted (except to the extent such principal business and address is set forth in this Item 2), of each officer and director of each of the Purchasers are set forth in Exhibit A and are hereby incorporated herein by reference. All such persons are United States citizens.

      During the last five years, none of GHI, SIC and SMHAC or any or their respective officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, none of such corporations or their respective officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws."

                                              PAGE 6 OF 11 PAGES

Item 4.   Purpose of Transaction.
          -----------------------
      Item 4 of the Statement is hereby amended in its entirety to read as follows:

      "As a result of an internal restructuring, the Purchasers own 57% of the outstanding shares of Common Stock as of the date of the most recently available information to the Purchasers. The senior officers of the Company are comprised of the senior officers of Geneve Corporation who have full management authority over all sectors of the Company.

      Although the Purchasers are filing this Amendment as a "group" for purposes of the Federal securities laws, each Purchaser acted independently in determining to make its investment in the Common Stock and none has any commitment to act in concert regarding the Common Stock.

      The Purchasers intend to actively review their investment in the Company and to explore and make suggestions as to the Company's assets and business. The Purchasers reserve the right to acquire additional shares of the Common Stock as well as to dispose of any or all of the shares owned by any or all of them at any time or from time to time and at prices determined by them and otherwise to change their intention with respect to any or all matters referred to in this Item 4.

     Except as otherwise described above, the Purchasers have no plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the business or corporate structure of the Company; (vii) any changes in the charter or by-laws of the Company or any instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(viii)  causing  a  class of securities of  the  Company  to  be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above."

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------
      Item 5 of the Statement is hereby amended in its entirety to read as follows:

      "GHI is the beneficial owner of and shares the power to vote and dispose of 4,502,195 shares of Common Stock, constituting 57% of the outstanding shares of Common Stock. As noted in Item 2 hereof, Mr. Edward Netter may be deemed to be the controlling person of GHI.

                                            PAGE 7  OF 11 PAGES


      SIC is the beneficial owner and shares the power to vote and dispose of 2,385,760 shares of Common Stock, constituting
30% of the outstanding shares of Common Stock.

      SMHAC  is the beneficial owner of and shares the power  to
vote   and   dispose  of  2,116,435  shares  of  Common   Stock,
constituting 27% of the outstanding shares of Common Stock.

     Mr. Roy T.K. Thung, a director and/or officer of certain of the Purchasers (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 245,610 shares of Common Stock, constituting 3% of the outstanding shares of Common Stock.

      Mr. Steven B. Lapin, a director and/or officer of certain of the Purchasers (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 46,345 shares of Common Stock, constituting less than [.01%] of the outstanding shares of Common Stock.

      Mr. David T. Kettig, an officer of certain of the Purchasers (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 23,554 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

      Mrs. Teresa A. Herbert, an officer of certain of the Purchasers (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 18,021 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

      Mr. Brian R. Schlier, an officer of certain of the Purchasers (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 14,666 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

     To the best of their knowledge, except as described herein, none of the Purchasers or any of their officers and directors beneficially owns any Common Stock. In addition, except as described herein, none of the Purchasers or any of their officers or directors has effected any transaction in any Common Stock during the sixty-day period ended on April 5, 2001.

      Each of the Purchasers acts independently in respect of Common Stock as to which it has voting and/or investment power."

                                              PAGE 8 OF 11 PAGES

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------
          Officers and Directors of Purchasers.

Signature
---------
      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                              GENEVE HOLDINGS, INC.


                                 By:   /s/   David   T.   Kettig
                                       -------------------------
                                       David T. Kettig, Secretary



                              SMH ASSOCIATES CORP.

                                 By:   /s/   David   T.   Kettig
                                       -------------------------
                                       David T. Kettig, Secretary


                              SIC SECURITIES CORP.


                                 By:   /s/   David   T.   Kettig
                                       -------------------------
                                       David T. Kettig, Secretary




May 9, 2001

                                            PAGE 9  OF 11 PAGES

                           EXHIBIT A

                     GENEVE HOLDINGS, INC.
                     ---------------------


                                               Present Principal
   Name and        Business Address or           Occupation or
Position Held       Residence Address              Employment
-------------      -------------------         -----------------

Edward  Netter     96 Cummings Point Road      Chairman and Chief
Chairman of the    Stamford, CT 06902          Executive Officer of
Board, President                               Geneve Corporation
and Director

Steven B. Lapin    96 Cummings Point Road      President and Chief
Vice President     Stamford, CT 06902          Operating Officer of
and Assistant                                  Geneve Corporation
Secretary

Roy T.K. Thung     96 Cummings Point Road      Chief Executive
Vice President     Stamford, CT 06902          Officer and
and Treasurer                                  President of
                                               Independence
                                               Holding Company

Teresa A. Herbert  96 Cummings Point Road      Vice President and
Vice  President    Stamford, CT  06902         Chief Financial Officer
                                               of Independence
                                               Holding Company

Brian R. Schlier   96 Cummings Point Road      Vice President -
Director of        Stamford, CT 06902          Taxation of
Taxation                                       Independence
                                               Holding Company

David T. Kettig    96 Cummings Point Road      Vice President -
Secretary          Stamford,  CT  06902        Legal and Secretary
                                               of Independence
                                               Holding Company

                                           PAGE 10 OF 11 PAGES

                      SIC SECURITIES CORP.
                      --------------------


                                                 Present Principal
  Name and            Business Address or          Occupation or
Position Held          Residence Address             Employment
-------------         -------------------        -----------------
Edward Netter         96 Cummings Point Road     Chairman and Chief
President             Stamford,  CT  06902       Executive Officer of
and Director                                     Geneve Corporation

Steven B. Lapin       96 Cummings Point Road     President and Chief
Vice President        Stamford, CT 06902         Operating Officer of
and Director                                     Geneve Corporation

Roy T.K. Thung        96 Cummings Point Road     Chief Executive
Vice President -      Stamford, CT 06902         Officer and
Treasurer                                        President of
and Director                                     Independence
                                                 Holding Company

Teresa A. Herbert     96 Cummings Point Road     Vice President and
Vice President -      Stamford, CT  06902        Chief Financial Officer
Finance                                          of Independence
                                                 Holding Company

Brian R. Schlier      96 Cummings Point Road     Vice President -
Director of           Stamford, CT 06902         Taxation
of Taxation                                      Independence
                                                 Holding Company

David T. Kettig       96 Cummings Point Road     Vice President -
Secretary             Stamford,  CT  06902       Legal and Secretary
                                                 of Independence
                                                 Holding Company

                                          PAGE 11 OF 11 PAGES

                      SMH ASSOCIATES CORP.
                      --------------------


                                                Present Principal
  Name and          Business Address or           Occupation or
Position Held        Residence Address              Employment
-------------       -------------------         -----------------
Edward Netter       96 Cummings Point Road      Chairman and Chief
President           Stamford,  CT  06902        Executive Officer of
and Director                                    Geneve Corporation

Steven B. Lapin     96 Cummings Point Road      President and Chief
Vice President      Stamford, CT 06902          Operating Officer of
and Director                                    Geneve Corporation

Roy T.K. Thung      96 Cummings Point Road      Chief Executive
Vice President -    Stamford, CT 06902          Officer and
Treasurer                                       President of
and Director                                    Independence
                                                Holding Company

Teresa A. Herbert   96 Cummings Point Road      Vice President and
Vice President -    Stamford, CT  06902         Chief Financial Officer
Finance                                         of Independence
                                                Holding Company

Brian R. Schlier    96 Cummings Point Road      Vice President -
Director  of        Stamford, CT 06902          Taxation of
Taxation                                        Independence
                                                Holding Company

David T. Kettig     96 Cummings Point Road      Vice President -
Secretary           Stamford, CT 06902          Legal and Secretary
                                                of Independence
                                                Holding Company